UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	15 March 2023

Release Number	06/23

Update – United Kingdom group action

BHP notes recent media commentary regarding the addition of new claimants to the United Kingdom group action complaint related to the Fundão Dam collapse.

BHP Group Limited and BHP Group (UK) Limited (formerly BHP Group Plc) are defendants to a group action brought by claimants in the English High Court seeking damages for alleged losses in relation to the Fundão Dam collapse in 2015 (the English Proceedings). The Fundão Dam was owned and operated by Samarco Mineracao S.A. (Samarco), a non-operated joint venture between BHP Billiton Brasil Ltda (BHP Brasil) (a subsidiary of BHP Group Limited) and Vale S.A (Vale). BHP Brasil and Vale each hold a 50 per cent interest in Samarco.

BHP filed its defence to the English Proceedings in December 2022 and denies the claims in their entirety. On 25 February 2023, a further claim was filed to add approximately 500,000 new claimants to the English Proceedings. Full details of the claims have not been received and the amount of damages sought in the English Proceedings remains unspecified.

As noted in BHP’s results for the half year ended 31 December 2022, the Group’s provision related to the Samarco dam failure is US$3.122 billion as at 31 December 2022. Further details of the Group’s provisions and contingent liabilities related to the Fundão Dam collapse are also set out in BHP’s financial statements for the full year ended 30 June 2022. Given the status of the English Proceedings, it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection with these proceedings.

BHP will continue to defend the English Proceedings which it believes are unnecessary because they duplicate matters already covered by the existing and ongoing work of the Renova Foundation and legal proceedings in Brazil. All claimants have avenues in Brazil to resolve any potential claims including avenues established through the Brazilian Courts.

BHP Brasil remains fully committed to supporting the extensive ongoing remediation and compensation efforts in Brazil through the Renova Foundation. The Renova Foundation has spent R$28.1 billion (approximately US$5.9 billion) on comprehensive remediation and compensation programs to 31 December 2022. This includes over R$13.5 billion (over US$2.6 billion) paid in indemnities and emergency financial assistance to approximately 410,000 people. In addition, approximately 70% of the resettlement cases for the communities impacted by the Fundão Dam collapse have been completed.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas
Renata Fernandaz	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 (416) 518-6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: March 15, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary